Exhibit No. 10.33

November 14, 2021

Personal & Confidential

Jill Crager

Dear Jill,

Congratulations. I am pleased to confirm the compensation details of your assignment to Senior Vice President Sales Operations of Armstrong World Industries (AWI) effective January 1, 2022.

Compensation Terms:

Effective January 1, 2022, you will earn a semi-monthly gross base salary of $12,500, or $300,000 annualized (increased from current base salary of $255,850), subject to withholding of all applicable taxes. Future salary adjustments will be based on your performance and subject to our salary policy.

You will continue to participate in the company’s Annual Incentive Plan. Your incentive target will be 50% of your actual annual base salary earnings (increased from current level of 40%). You must be an active employee on the payment date to receive payment, typically the beginning of March following the plan year. The Annual Incentive Plan, including plan targets, achievement and payout factors and plan terms and conditions, is reviewed annually and subject to the approval of the Compensation Committee of our Board of Directors. Future metrics, targets and program specifics may change based on this review.

You will continue to participate in the long-term incentive plan (LTIP). Your target award is 70% of your annualized base salary (increased from current level of 40%). The 2022 program includes Performance-Vested Restricted Stock Units (PSU), which cliff vest after three years and are tied to performance metrics for the performance period. More information on the 2022 program and specifically your award will be provided at the time of the grant. All awards made under the LTIP are subject to the terms and conditions of the plan under which grants are made, as well as your award letter. The long-term incentive program, including plan targets, achievement and payout factors and award terms and conditions, is reviewed annually and subject to the approval of the Compensation Committee of our Board of Directors. Future metrics, targets and program specifics may change based on this review.

The above offer equates to $660,000 per year of target total direct compensation an increase of total direct compensation of 43%.

As one of the company’s senior executives in 2022, you are eligible for expense reimbursement up to $3,500 per year for personal financial planning and income tax preparation services. Reimbursement for these services would be taxable income to you.

Also, as a senior executive in 2022, you are eligible for a company-paid annual physical and will be able to select the medical institution or facility for the physical.

In addition, you are eligible to participate in the standard Armstrong health and welfare benefit plans as may be offered and maintained by the company from time to time, and subject to company policies, procedures and applicable laws. Our health and welfare benefits programs and accompanying terms and conditions are reviewed regularly and subject to change based on those reviews.

Congratulations and my best wishes for success in your new position.

Sincerely,

/s/ Victor D. Grizzle

Victor D. Grizzle

Chief Executive Officer and President

Armstrong World Industries, Inc.